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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-3/A

                               (FINAL AMENDMENT)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               STOLT-NIELSEN S.A.
                              JACOB STOLT-NIELSEN
                (Name of the Issuer and Person Filing Statement)

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                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)
                                   L88742108
                     (CUSIP Number of Class of Securities)

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                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                    COPY TO:
                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

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                                  INTRODUCTION

    This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-3") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"), on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

ITEM 16. ADDITIONAL INFORMATION

    Item 16 is hereby amended to add at the end thereof the following information:

    The Exchange Offer expired at 5:00 p.m., New York City time, February 18, 2000. Based on final information provided by the Exchange Agent, a total of 7,844,399 Common Shares were validly tendered. All of such securities have been accepted by the Company pursuant to the Exchange Offer.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2000                               STOLT-NIELSEN S.A.

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
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                                                            Name: Jan Chr. Engelhardtsen
                                                            Title:  Chief Financial Officer

                                                       JACOB STOLT-NIELSEN

                                                            /S/ JACOB STOLT-NIELSEN
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